UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: JANUARY 30, 2009
COMMISSION FILE NUMBER 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated January 30, 2009.

This report on Form 6-K is hereby incorporated by reference into the registrant's registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  January 30, 2009

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES STRONG FOURTH QUARTER FINANCIAL RESULTS AND EXCEPTIONAL DISTRIBUTION

Athens, Greece - January 30, 2009 – Capital Product Partners L.P. (the “Partnership”), (Nasdaq: CPLP), an international owner of modern double-hull tankers, today released its financial results for the fourth quarter ended December 31, 2008.

The Partnership's net income for the quarter ended December 31, 2008 was $14.3 million, or $0.54 per limited partnership unit, which is slightly lower than the $0.56 per unit from the previous quarter ended September 30, 2008, and higher than the $0.38 per unit from the fourth quarter of 2007. The increased operating days and substantial profit sharing revenue compared to a year ago drove these results.

Operating surplus for the quarter ended December 31, 2008 was $17.4 million, below the record high $18.7 million from the third quarter of 2008 and higher than the $10.7 million from the fourth quarter of 2007. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. (Please see Appendix A for a reconciliation of this non-GAAP measure to net income.)

Revenues for the fourth quarter of 2008 were $36.2 million, consisting of $30.1 million fixed revenue from time and bareboat charter agreements and $6.1 million in profit sharing revenues compared to 29.0 million of revenues in the fourth quarter of 2007. The high level of profit sharing revenue is a result of the high utilization rates of the Partnership’s product tanker fleet, the settlement of our profit sharing agreements with a number of our charterers as well as of the resilience of the Suezmax market during the quarter.

Total operating expenses for the fourth quarter of 2008 were $15.3 million, including $7.5 million in fees for the commercial and technical management of the fleet paid to a subsidiary of Capital Maritime & Trading Corp. (Capital Maritime), the Partnership's sponsor, $6.8 million in depreciation and $0.7 million in general and administrative expenses compared to 13.7 million for the fourth quarter of 2007. Net interest expense and finance cost for the quarter totaled $6.7 million compared to $5.0 million for the fourth quarter of 2007. The increase in net interest expense is due to the increased debt of the Partnership compared to a year ago.

Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer of Capital Product Partners' general partner, said "Our strong fourth quarter results are underpinned by our business model of owning a high quality modern fleet chartered with quality counterparties. Our profit sharing arrangements and the high utilization rates achieved by our charterers continued to benefit the Partnership with higher than anticipated profit sharing revenues.”

The clean spot product tanker and crude markets remained historically at high levels during the fourth quarter although a decline from the record peaks of previous quarters was noticeable. The softer undertones observed in the spot market for product tankers during the fourth quarter of 2008 was due to waning demand and longer tonnage lists. The Suezmax spot market rates demonstrated significant resilience on the back of a largely balanced tonnage list and demand for well approved tonnage.

Period rates across all tanker segments softened as a result of more owners and certain operators seeking period cover, therefore increasing supply of tonnage available for period employment, in face of the economic uncertainty and shipping market developments.

As of December 31, 2008, the Partnership's long-term debt remained unchanged compared to the third quarter of 2008 at $474.0 million and partners’ equity declined to $172.2 million. Current undrawn debt facilities amount to $246.0 million.

On January 30, 2009, the Board of Directors of the Partnership declared a non-recurring exceptional cash distribution for the fourth quarter of 2008 of $1.05 per unit. The previous cash distribution paid for the third quarter of 2008 was $0.41 per unit.

The Board of Directors stated that this extraordinary distribution is an exceptional non-recurring event and that it does not anticipate that dividends will continue at this level in future periods.  Based on current expectations and subject to actual results, which may be substantially different, and to approval of the Board of Directors, the Partnership anticipates that starting with the first quarter of 2009 distributions will return to levels more consistent with prior periods. This exceptional distribution will be funded from operating surplus and through a decrease in existing reserves and results from higher than anticipated profit sharing revenues, changes in financial markets and shipping markets which reduce alternative uses for the Partnership’s reserves and a determination of the reserves required for the conduct of the Partnership’s business in current market conditions and for future distributions.

Mr. Lazaridis stated: “We are pleased that we can return the Partnership’s profit sharing revenues to our unitholders. The Partnership intends to maintain its stated quarterly distribution policy following this exceptional distribution. The high levels of profit sharing revenues over the last few quarters are in excess of the amounts required to sustain the current distribution policy and to be retained as reserves for the proper conduct of the Partnership’s business. In addition, the Partnership does not anticipate making any accretive acquisitions in the near future in the current equity and financial and shipping markets.”

The payment of this exceptional distribution of $1.05 per unit for the fourth quarter of 2008 will bring annual distributions to unitholders to $2.27 per unit, which under the terms of our partnership agreement will result in the early termination of the subordination period and the conversion of the subordinated units currently held by Capital Maritime into common units. Following termination of the subordinated period Capital Maritime will own 44.6%, of the common units and will be able to vote its common units in matters that require common unit approval, including for example amendment of the partnership agreement which requires a majority (or in some cases a higher percentage) of common unit holders to approve, among other things, changing the cash distribution policy of the Partnership, amending the definition of available cash and operating surplus, dissolving the Partnership or entering into a merger or other transaction. The end of the subordination period is expected to increase the Partnership’s flexibility to react to future market developments.

The payment of the exceptional distribution will, in accordance with the terms of the partnership agreement, also result in a distribution of $12.5 million with respect to incentive distribution rights held by Capital GP L.L.C, the Partnership’s general partner.  Following discussions with the Board of Directors the general partner has agreed to defer receipt of a portion of the distribution payment and will receive the $12.5 million of incentive payments in four equal quarterly installments, with the first installment being paid this quarter.  Payment of each deferred quarterly installment is subject to the Partnership distributing at least the minimum quarterly distribution and any arrearages in minimum quarterly distribution payments for the relevant quarter. These payments will be made from the operating surplus.

The exceptional cash distribution will be paid on February 13, 2009, to unit holders of record on February 10, 2009.

Mr. Lazaridis concluded: “We continue to face a severe deterioration in the banking and credit world as well as a major global economic slowdown, whose duration is very difficult to forecast and which will continue to significantly impact world trade and vessel values. At the same time vessels’ cost environment continues to be inflationary.  In spite of this background we achieved solid results. We enjoy a solid balance sheet, we have zero capital commitments to purchase or build any vessels and our revolving credit facilities are non-amortizing until June 2012 for the $370 million facility and until March 2013 for the $350 million facility. The strength of our counterparties and the quality of our vessels combined with almost full charter coverage for 2009 give us comfort that we are adequately placed to face the market and maintain our distribution policy following the payment of this exceptional distribution.”

Capital Product Partners will host a conference call to discuss its results today at 10:00 a.m. Eastern Time. The public is invited to listen to the conference call by dialing +1-888-935-4575 (U.S. and Canada), or +1-718-354-1385 (international); reference number 9243078. Participants should dial in 10 minutes prior to the start of the call. The slide presentation accompanying the conference call will be available on the Partnership's website at www.capitalpplp.com. An audio webcast of the conference call will also be accessible through the website. The relevant links will be found in the Investor Relations section of the website.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Capital Product Partners L.P. owns 18 modern vessels, including 15 MR tankers, two small product tankers and one Suezmax crude oil tanker. All 18 vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group, Shell International Trading & Shipping Company Ltd., and Trafigura Beheer B.V.

For more information about the Partnership, please visit our website: www.capitalpplp.com

Forward Looking Statement:

The statements in this press release that are not historical facts, including expected duration and expiration dates of our charters and potential future growth, expected future distribution levels, ability to react to market conditions, effects of the termination of the subordination and requirements for amendments to its partnership agreement, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Statements of Income
(Notes 1-4)
(In thousands of United States dollars, except number of units and earnings per unit)

	For the three month period ended December 31,		For the years ended December 31,
	2008	2007	2008	2007

Revenues	36,222	28,981	131,514	86,545

Expenses:
Voyage expenses	246	1,125	1,072	3,553
Vessel operating expenses - related party	7,489	5,264	25,552	12,688
Vessel operating expenses	-	1,264	3,560	6,287
General and administrative expenses	744	600	2,817	1,477
Depreciation and amortization	6,823	5,461	25,031	15,363
Operating income	20,920	15,267	73,482	47,177
Other income (expense), net:
Interest expense and finance cost	(7,154)	(5,259)	(25,448)	(13,121)
Loss on interest rate agreements	-	-	-	(3,763)
Interest income	498	291	1,283	711
Foreign currency gain/(loss), net	(4)	(12)	(54)	(45)
Total other income (expense), net	(6,660)	(4,980)	(24,219)	(16,218)
Net income	14,260	10,287	49,263	30,959
Less:
Net (income) / loss attributable to predecessor operations	-	(1,604)	1,504	(9,388)
Partnership’s net income	14,260	8,683	50,767	21,571
General Partner’s interest in Partnership’s net income	$943	$174	$2,473	$431
Limited Partners’ interest in Partnership’s net income	13,317	8,509	48,294	21,140
Net income per:
• Common units (basic and diluted)	0.54	0.38	2.00	1.11
• Subordinated units (basic and diluted)	0.54	0.38	2.00	0.70
• Total units (basic and diluted)	0.54	0.38	2.00	0.95
Weighted-average units outstanding:
• Common units (basic and diluted)	16,011,629	13,512,500	15,379,212	13,512,500
• Subordinated unit s(basic and diluted)	8,805,522	8,805,522	8,805,522	8,805,522
• Total units (basic and diluted)	24,817,151	22,318,022	24,184,734	22,318,022

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Balance Sheets
(Notes 1-4)
(In thousands of United States dollars, except number of shares)

	December 31, 2008	December 31, 2007
Assets
Current assets
Cash and cash equivalents	$43,149	$19,919
Short term investment	1,080	-
Trade accounts receivable	6,420	2,600
Due from related parties	-	4,262
Prepayments and other assets	571	410
Inventories	-	320
Total current assets	51,220	27,511
Fixed assets
Vessels, net	641,607	525,199
Total fixed assets	641,607	525,199
Other non-current assets
Deferred charges, net	2,827	1,031
Restricted cash	4,500	3,250
Total non-current assets	648,934	529,480
Total assets	700,154	$556,991

Liabilities and Partners’ / Stockholders' Equity
Current liabilities
Current portion of long-term debt	$-	$768
Current portion of related party long-term debt	-	5,933
Trade accounts payable	143	1,271
Due to related parties	584	65
Accrued liabilities	785	763
Deferred revenue	3,485	3,473
Total current liabilities	4,997	12,273
Long-term liabilities
Long-term debt	474,000	281,812
Long-term related party debt	-	62,984
Deferred revenue	1,568	690
Derivative instruments	47,414	14,051
Total long-term liabilities	522,982	359,537
Total liabilities	527,979	371,810
Stockholders’ Equity
Common stock	-	-
Additional paid in capital - Predecessor	-	18,060
Retained earnings - Predecessor	-	5,182
Partners’ Equity
General Partner interest	5,773	3,444
Limited Partners
- Common	127,259	102,130
- Subordinated	82,794	66,653
Accumulated other comprehensive loss	(43,651)	(10,288)
Total partners’ / stockholders’ equity	172,175	185,181
Total liabilities and partners’ / stockholders’ equity	700,154	$556,991

  Capital Product Partners L.P.
  Unaudited Condensed Consolidated and Combined Statements of Cash Flows
  (Notes 1-4)
  (In thousands of United States dollars)

	For the years ended December 31,
	2008	2007
Cash flows from operating activities:
Net income	$49,263	$30,959
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	25,031	15,271
Amortization of deferred charges	393	214
Loss on interest rate swap agreement	-	3,763
Changes in operating assets and liabilities:
Trade accounts receivable	(4,857)	(3,841)
Insurance claims	-	5
Due from related parties	(235)	(4,842)
Prepayments and other assets	(514)	(547)
Inventories	177	(344)
Trade accounts payable	736	1,787
Due to related parties	1,713	3,653
Accrued liabilities	440	(695)
Deferred revenue	890	8,552
Dry docking expenses paid	(251)	(921)
Net cash provided by operating activities	72,786	53,014
Cash flows from investing activities:
Vessel acquisitions	(200,939)	(331,797)
Increase of restricted cash	(1,250)	(3,250)
Purchase of short term investment	(1,080)	-
Net cash used in investing activities	(203,269)	(335,047)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	199,500	305,050
Due to related party	60,543	109,711
Payments of long-term debt	(8,080)	(16,716)
Payments of related party debt/financing	(52,463)	(2,376)
Loan issuance costs	(1,891)	(1,092)
Payment of offering expenses	(249)	-
Excess of purchase price over book value of vessels acquired from entity under common control (Note 4)	(3,755)	(80,866)
Dividends paid	(39,890)	(42,026)
Cash balance that was distributed to the previous owner	(2)	(2,251)
Capital contributions	-	31,279
Net cash provided by financing activities	153,713	300,713

Net increase in cash and cash equivalents	23,230	18,680
Cash and cash equivalents at beginning of period	19,919	1,239
Cash and cash equivalents at end of period	43,149	$19,919

Supplemental Cash Flow information
Cash paid for interest	$18,163	$14,640
Units issued to acquire vessel owning company of M/T Amore Mio II.	$37,739	-
Units issued to acquire vessel owning company of M/T Aristofanis.	$10,066	-
Change in payable offering expenses	$49	-

Notes

(1) The unaudited condensed consolidated and combined statements of income and cash flows for the year ended December 31, 2008 include the results of operations of M/T Amore Mio II and M/T Aristofanis which were acquired from an entity under common control on March 27, 2008, and April 30, 2008, respectively, as though the transfers had occurred at the beginning of the earliest period presented. The unaudited condensed consolidated and combined statements of income and cash flows for the year ended December 31, 2007 include the results of operations of M/T Attikos, M/T Amore Mio II and M/T Aristofanis which were acquired from an entity under common control on September 24, 2007, March 27, 2008 and April 30, 2008 respectively as though the transfer had occurred at the beginning of the earliest period presented. The unaudited condensed consolidated and combined balance sheet as of December 31, 2007 has been retroactively adjusted to include M/T Amore Mio II and M/T Aristofanis assets, liabilities and owners equity.

(2) On January 29, 2008, June 17, 2008 and August 20, 2008 the Partnership acquired from Capital Maritime the shares of the vessel owning company of M/T Alexandros II, M/T Aristotelis II, and M/T Aris II for a total purchase price of $48,000 each. The vessels have been recorded in the Partnership's financial statements at the amount of $46,954, $46,706 and $46,585, respectively, which were reflected in Capital Maritime's consolidated financial statements, which differ from the acquisition price by $1,046, $1,294 and $1,415, respectively. The amount of the purchase price in excess of Capital Maritime's basis of the assets of $3,755 was recognized as a reduction of partners' equity and is presented as a financing activity in the statement of cash flows. M/T Alexandros II, M/T Aristotelis II, and M/T Aris II were delivered to Capital Maritime from the shipyard on January 29, 2008, June 17, 2008, and August 20, 2008 respectively and on the same date the Partnership acquired the shares of the respective vessel owning companies. These vessel owning companies did not have an operating history, as such, there is no information to retroactively adjust that should be considered. Accordingly the M/T Alexandros II, the M/T Aristotelis II and the M/T Aris II were transferred to the Partnership at historical cost at the dates of transfer to the Partnership. All assets, liabilities and equity other than the relevant vessels, related charter agreements and related permits, which the vessel owning companies of the M/T Alexandros II, the M/T Aristotelis and the M/T Aris II had at the time of the transfer, were retained by Capital Maritime.

(3) On March 27, 2008 and April 30, 2008 the Partnership acquired from Capital Maritime the shares of the vessel owning companies of M/T Amore Mio II and M/T Aristofanis for a total consideration of $85,739 and $21,566 respectively. The acquisition of the shares of the vessel owning company of M/T Amore Mio II was funded by $2,000 from available cash, $46,000 through a drawn down from the new credit facility of $350,000, and the remaining amount through the issuance of 2,048,823 common units to Capital Maritime at a price of $18.42 per unit which represents the closing price of the Partnership’s units on March 26, 2008 as quoted on Nasdaq Stock Exchange. The acquisition of the shares of the vessel owning company of M/T Aristofanis was funded by $11,500 through a drawn down from the new credit facility of $350,000, and the remaining amount through the issuance of 501,308 common units to Capital Maritime at a price of $20.08 per unit which represents the closing price of the Partnership’s units on April 29, 2008 as quoted on Nasdaq Stock Exchange. M/T Amore Mio II and M/T Aristofanis have been recorded in the Partnership's financial statements at the amount of $85,146 and $10,831 respectively,  reflecting their historical cost in Capital Maritime's consolidated financial statements, and differ from the acquisition price by $593 and $10,735 respectively. The amounts of the purchase price in excess of Capital Maritime's basis of the M/T Amore Mio II and M/T Aristofanis of $593 and $10,735 respectively were recognized as a reduction of partners' equity. As required by the provision of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), the Partnership accounted for the acquisition of the vessel owning companies of M/T Amore Mio II and M/T Aristofanis as a transfer of net assets between entities under common control at Capital Maritime's carrying amounts (historical cost) of the net assets contributed. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred at the beginning of the earliest period presented, and prior years financial statements are retroactively adjusted to furnish comparative information similar to the pooling-of-interest method of accounting.

(4) Short term investment consists of cash time deposit with original maturity of six months.

Capital Product Partners L.P.
Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non cash items such as depreciation and amortization expense, unearned revenue and unrealized gain and losses. Replacement capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The tables below reconcile Operating Surplus to net income for the three and twelve month period ended December 31, 2008.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three month period ended December 31, 2008
Net income		$14,260
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	6,906
Deferred revenue	6	6,912
NET CASH PROVIDED BY OPERATING ACTIVITIES		21,172
Replacement Capital Expenditures		(3,814)

OPERATING SURPLUS		17,358
Reduction on recommended reserves from previous periods		21,956
AVAILABLE CASH		39,314	(*)

* The amount of available cash for the three month period ended December 31, 2008 includes $12,470 to be distributed on Incentive Distribution Rights of the Partnership’s general partner in connection with the Partnership's fourth quarter distribution.

Capital Product Partners L.P.
Appendix A – Reconciliation of Non-GAAP Financial Measure - Continued
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus - Continued

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the twelve month period ended December 31, 2008
Net income		$49,263
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	25,424
Deferred revenue	602
Amore Mio II and Aristofanis net income in 2008 prior to their contribution to the Partnership	1,504
Amore Mio II and Aristofanis depreciation and amortization in 2008 prior to their contribution to the Partnership	(1,329)	26,201
NET CASH PROVIDED BY OPERATING ACTIVITIES		75,464
Replacement Capital Expenditures		(13,572)

OPERATING SURPLUS		61,892
Reduction on recommended reserves from previous periods		8,317
AVAILABLE CASH		70,209	(*)

* The amount of available cash for the twelve month period ended December 31, 2008 includes $12,470 to be distributed on Incentive Distribution Rights of the Partnership’s general partner in connection with the Partnership's fourth quarter distribution.